Exhibit 99.1

News Release	Bayer AG Communications 51368 Leverkusen Germany Tel. +49 214 30-1 media.bayer.com

CureVac and Bayer join forces on COVID-19 vaccine candidate CVnCoV

•	Companies enter into a collaboration and services agreement

•	Bayer to support CureVac in numerous areas, including development and supply of CVnCoV

•	CureVac benefits from Bayer´s expertise and established infrastructure

•	Plan to facilitate the supply of several hundred million doses

Berlin and Tübingen, Germany/ Boston, USA, January 7, 2021 – Bayer has signed a collaboration and services agreement with CureVac N.V. (Nasdaq: CVAC), a biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (mRNA). Under the terms of the agreement, Bayer will support the further development, supply and key territory operations of CureVac´s COVID-19 vaccine candidate CVnCoV. To this end, Bayer will contribute its expertise and established infrastructure in areas such as clinical operations, regulatory affairs, pharmacovigilance, medical information, supply chain performance as well as support in selected countries.

“The need for vaccines against COVID-19 is enormous. We are therefore pleased to be able to provide significant support to CureVac, a leader in mRNA technology, in advancing the further development and supply of its COVID-19 vaccine candidate,” said Stefan Oelrich, Member of the Board of Management, Bayer AG and President of the Bayer’s Pharmaceuticals Division. “We are highly committed to making our capabilities and networks available to help end this pandemic.”

“We are very happy to join forces with Bayer, whose expertise and infrastructure will help us make our vaccine candidate CVnCoV even more rapidly available to as many people as possible,” said Dr. Franz-Werner Haas, Chief Executive Officer of CureVac. “Building on the positive data we have seen so far with CVnCoV, we now also have another strong partner on our side to get the vaccine to the people who need it following the receipt of the requisite regulatory approvals.”

Based on the collaboration agreement, CureVac will be the Marketing Authorization Holder for the product, while Bayer will support CureVac with country operations within the European Union (EU) and selected additional markets. Bayer holds further options to become Marketing Authorization Holder in other markets outside of Europe. The companies plan to combine their strengths for CureVac to be in a position to supply hundreds of millions of CVnCoV doses around the world, once approvals are granted. Together both companies aim to play a meaningful role to contribute to stop the COVID-19 pandemic.

CureVac is currently expanding its partner network for the development, production and distribution of its vaccine candidate. In November 2020, the company announced that it would ramp up its European manufacturing network, working with Wacker and Fareva, amongst others. On December 14, 2020 the company achieved another milestone in the development of CVnCoV with the start of its global pivotal Phase 2b/3.

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About Bayer

Bayer is a global enterprise with core competencies in the life science fields of health care and nutrition. Its products and services are designed to benefit people by supporting efforts to overcome the major challenges presented by a growing and aging global population. At the same time, the Group aims to increase its earning power and create value through innovation and growth. Bayer is committed to the principles of sustainable development, and the Bayer brand stands for trust, reliability and quality throughout the world. In fiscal 2019, the Group employed around 104,000 people and had sales of 43.5 billion euros. Capital expenditures amounted to 2.9 billion euros, R&D expenses to 5.3 billion euros. For more information, go to www.bayer.com.

About CureVac

CureVac is a global biopharmaceutical company in the field of messenger RNA (mRNA) technology, with more than 20 years of expertise in developing and optimizing the versatile biological molecule for medical purposes. The principle of CureVac's proprietary technology is the use of non-chemically modified mRNA as a data carrier to instruct the human body to produce its own proteins capable of fighting a broad range of diseases. Based on its proprietary technology, the company has built a deep clinical pipeline across the areas of prophylactic vaccines, cancer therapies, antibody therapies, and the treatment of rare diseases. CureVac had its initial public offering on the New York Nasdaq in August 2020. It is headquartered in Tübingen, Germany, and employs more than 500 people at its sites in Tübingen, Frankfurt, and Boston, USA. Further information can be found at www.curevac.com.

CureVac Media Contact

Thorsten Schüller, Vice President Communications

phone +49 7071 9883-1577

Email: thorsten.schueller@curevac.com

CureVac Investor Relations Contact

Dr. Sarah Fakih, Vice President Investor Relations

phone +49 7071 9883-1298

mobile +49 160 90 496949

Email: Sarah.fakih@curevac.com

Bayer Contact:

Astrid Kranz, phone +49 30 468-12057

Email: astrid.kranz@bayer.com

Anne Jorgal, phone +49 30 468-14565

Email: anne.jorgal@bayer.com

Contact for investor inquiries:

Bayer Investor Relations Team, phone +49 214 30-72704

Email: ir@bayer.com

www.bayer.com/en/investors/ir-team

Find more information at https://pharma.bayer.com/

Follow us on Facebook: http://www.facebook.com/pharma.bayer

Follow us on Twitter: @BayerPharma

ak       (2021-0003E)

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Bayer Forward-Looking Statements

This release may contain forward-looking statements based on current assumptions and forecasts made by Bayer management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in Bayer’s public reports which are available on the Bayer website at www.bayer.com. The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

CureVac Forward-Looking Statements

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the company’s strategies, financing plans, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety, and fluctuations of operating results due to the effect of exchange rates or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

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